SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Oppenheimer Global Real Estate Fund

 Address of Principal Business Office (No. & Street, City, State, Zip Code):

            6803 South Tucson Way, Centennial, Colorado 80112-3924

 Telephone Number (including area code):  303-768-3200

 Name and address of agent for service of process:

Arthur S. Gabinet, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   Yes       X  No ______

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of November, 2012.

Oppenheimer Global Real Estate Fund

By:	/s/ Taylor V. Edwards
Taylor V. Edwards
Secretary

Attest:
By:	/s/ Edward Gizzi
Edward Gizzi
Assistant Secretary